UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)

Under the Securities Exchange Act of 1934

eDiets.com, Inc.

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(Name of Issuer)

COMMON STOCK, $.001 par value per share

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(Title of Class of Securities)

280597105

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(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2007

-----------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 280597105	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
13,404,880**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
13,404,880**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,404,880**

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%**

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14.	TYPE OF REPORTING PERSON

  OO ( Limited Liability Company)

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Kevin A. Richardson, II

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

  See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7.	SOLE VOTING POWER
-0-

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8.	SHARED VOTING POWER
13,404,880**

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9.	SOLE DISPOSITIVE POWER
-0-

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10.	SHARED DISPOSITIVE POWER
13,404,880**

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,404,880**

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12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

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13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%**

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14.	TYPE OF REPORTING PERSON

 IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

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7.	SOLE VOTING POWER

-0-

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8.	SHARED VOTING POWER
13,404,880**

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9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
13,404,880**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,404,880**

-----------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%**

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14.	TYPE OF REPORTING PERSON

 IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Murray A. Indick

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
13,404,880**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
13,404,880**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,404,880**

-----------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%**

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14.	TYPE OF REPORTING PERSON

  IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Charles E. McCarthy

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) []
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*
See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

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6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
13,404,880**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
13,404,880**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,404,880**

-----------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

 IN

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** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

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1.	NAME OF REPORTING PERSON

Christian Puscasiu

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2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒

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3.	SEC USE ONLY

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4.	SOURCE OF FUNDS*

See Item 3

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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7.	SOLE VOTING POWER
-0-

-----------------------------------------------------------------------

8.	SHARED VOTING POWER
13,404,880**

-----------------------------------------------------------------------

9.	SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10.	SHARED DISPOSITIVE POWER
13,404,880**

-----------------------------------------------------------------------

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,404,880**

-----------------------------------------------------------------------

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

-----------------------------------------------------------------------

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.8%**

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

 IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 280597105	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 7 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 20, 2007 by Prides Capital Partners, L.L.C., a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. This amendment to the Schedule 13D relates to the shares of Common Stock, $.001 par value (the "Common Stock") of eDiets.com, Inc. a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 1000 Corporate Drive Suite 600 Fort Lauderdale, FL 33334. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

--------------------------------

On August 31, 2007, the Reporting Persons and the Issuer consummated the transactions previously described in a filing on Schedule 13D made by the Reporting Persons on August 20, 2007. The Issuer also summarized the transactions (and attached relevant documentation) in its filing on Form 8-K on September 4, 2007.

In connection with the transactions, the Reporting Persons purchased $10 million in the form of a fixed-rate, senior secured note of the Issuer. The note was issued on August 31, 2007, with a three-year term, and calls for semi-annual interest payments of 15% per annum. Interest is payable in cash or in equity, at the discretion of the Issuer upon prior notice to the Reporting Persons. The Reporting Persons received 1,000,000 warrants exercisable at $5.00 per share and with a 10-year expiration. The Issuer agreed to register the resale of the shares of Common Stock issuable upon exercise of the Warrant.

Exhibits B, C and D are, respectively, the Note and Warrant Purchase Agreement, the Warrant, and the Registration Rights Agreement.

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a),(b) Based on communications with the Issuer on September 4, 2007, there were 24,894,339 shares of Common Stock issued and outstanding as of September 4, 2007.  Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 13,404,880 shares of Common Stock, representing 51.8%  of common stock outstanding, held by Prides Capital Partners, L.L.C.  Voting and investment power concerning the above shares are held solely by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Schedule as Reporting Persons, the filing of this Schedule shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

CUSIP NO. 280597105 SCHEDULE 13D

(c) The Reporting Persons have engaged in the transactions in the last 60 days described in Item 4 above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

---------------------------------------------

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except, as previously disclosed on Scheduled 13D and as disclosed herein.

Item 7. Material to be Filed as Exhibits

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Exhibit A	Joint Filing Undertaking
Exhibit B	Note and Warrant Purchase Agreement
Exhibit C	Warrant for the Purchase of Shares of Common Stock
Exhibit D	Registration Rights Agreement

CUSIP NO. 280597105 SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact

CUSIP NO. 280597105	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: September 6, 2007

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick		By:	/s/ Murray A. Indick
-----------------------			-----------------------
Murray A. Indick			Murray A. Indick Attorney-in-Fact

Henry J. Lawlor, Jr.		Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	-----------------------		-----------------------
	Murray A. Indick Attorney-in-Fact		Murray A. Indick Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
-----------------------
Murray A. Indick Attorney-in-Fact